

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

May 21, 2010

<u>Via U.S. mail</u>

Mr. John F. Lundgren
Chairman and Chief Executive Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, Connecticut 06053

> **RE:** **The Stanley Works, Inc.**
> **Form 10-K for the fiscal year ended January 2, 2010**
> **Filed February 22, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 26, 2010**
> **File No. 001-5224**

Dear Mr. Lundgren:

We have reviewed the above-captioned filings and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

General

1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 14
Awards under MICP for 2009, page 18

2. We note your disclosure in the second paragraph regarding your achievements with respect to the maximum EPS and cash flow goals. In future filings, please also disclose the threshold and target EPS and cash flow goals.

Awards under MICP for 2009, page 18

3.   In future filings, please either disclose the target bonus opportunity for each named executive officer in this section or insert a cross-reference to your disclosure in the Grants of Plan Based Awards Table 2009 Grants.

Role of Consultants, page 23

4.   We note that Watson Wyatt provided executive compensation consulting services to the Compensation Committee. In future filings, please disclose whether your decision to engage Watson Wyatt for consulting and actuarial services was made or recommended by management, and whether the compensation committee or the board approved such other services of the compensation consultant. See Item 407(e)(3)(iii)(A) of Regulation S-K.

Termination Provisions Summary Tables, pages 40-43

5.   In future filings, please provide totals for each column.

* * * *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Jay Ingram, Legal Branch Chief at (202) 551-3397 if you have any questions.

Sincerely,

Pamela Long
Assistant Director

Cc: Don Allan, Chief Financial Officer (*via facsimile at* (877) 871-1966)